SUMMARY REPORT

ON THE

TERRA GOLD PROJECT,

HARTMAN DISTRICT,

ALASKA

July 5, 2006

Prepared by:

Paul Klipfel Ph.D.  CPG # 10821

Consulting Economic Geologist

Mineral Resource Services Inc.

4861 Ramcreek Trail

Reno, NV 89509

775 742-2237

For:

International Tower Hill Mines Inc.

TABLE OF CONTENTS

Section

1.0

SUMMARY

2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Introduction

2.2

Terms of Reference

2.3

Purpose of Report

2.4

Sources of Information

2.5

Field Examination

3.0

DISCLAIMER

4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Area and Location

4.2

Claims and Agreements

4.3

Environmental Liability

4.4

Permits

5.0

ACCESS, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1

Access

5.2

Climate

5.3

Local Resources

5.4

Infrastructure and Physiography

6.0

HISTORY

7.0

GEOLOGICAL SETTING

7.1

Regional Geology

7.2

Local Geology

8.0

DEPOSIT TYPES

9.0

MINERALIZATION

10.0

EXPLORATION

10.1

Current Exploration

10.2

Past Exploration

11.0

DRILLING

11.1

Current Drilling

11.2

Past Drilling

12.0

SAMPLING METHOD AND APPROACH

12.1

Current Sampling

12.2

Past Sampling

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

13.1

Current Procedures

13.2

Past Procedures

14.0

DATA VERIFICATION

15.0

ADJACENT PROPERTIES

16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

17.0

MINERAL RESOURCE ESTIMATE

18.0

OTHER RELEVANT DATA AND INFORMATION

19.0

INTERPRETATION AND CONCLUSIONS

20.0

RECOMMENDATIONS

20.1

Recommended Exploration Program

20.2

Budget for 2006-2007

21.0

REFERENCES

22.0

ILLUSTRATIONS

23.0

CERTIFICATE AND CONSENT OF AUTHOR

LIST OF FIGURES

Figure

Figure 1

Location map showing the location of the Terra project.

Figure 2

Location map showing the outline of the Terra claim block.

Figure 3

Photos of the Terra Project setting.

Figure 4

Terrane map showing the location of Alaskan geologic terranes including the Kahiltna Terrane.

Figure 5

Regional geology of the Terra region showing the Kahiltna terrane,

and Hartman and Tired Pup plutonic suites.

Figure 6

Local geology and location map showing target areas.

Figure 7

Photos of geologic features of the Terra Property.

Figure 8

Geochemical sample data for Au, Ag, As, and Cu show broad

anomalous values.

Figure 9

Plots of gold geochemical data for North Fish Creek (top), South

Terra (bottom left), and Breece’s areas.

Figure 10.

Cross section looking north showing Ben vein and its intercepts in drill holes TR05-01, -02, -11, -12.

LIST OF TABLES

Table

Table 1

Significant Drill Intercepts 2005 Drilling

Table 2

Check Samples Collected by the Author

Table 3

2006-2007 Exploration Budget

LIST OF APPENDICES

Appendix 1

Claim Information

1.0

Summary

The Terra property is located approximately 212 km west-northwest of Anchorage along the southwest portion of the Alaska Range in the Hartman district.  The property is centered on a series of gold-bearing bonanza quartz veins.

The Terra Property is currently being explored by International Tower Hill Mines Inc (ITH) under an option earn-in joint venture with Anglo Gold Ashanti (U.S.) Exploration Inc. (AGA) and through a lease agreement between AGA and  Mr. Ben Porterfield.  ITH has the right to earn a 60% interest in the property by incurring aggregate exploration expenditures of US$ 3.0 million within four years.

AGA drilled 12 diamond core holes in 2005 to test the subsurface continuity of outcropping veins.  In two zones, drill holes intersected high grade veins and numerous gold-bearing smaller veins.  In the third zone, no veins were intersected indicating that fold and/or fault controls exist that need to be resolved.  Samples of vein material from outcrop and drill core contain up to several hundred ppm gold (the highest being 960 ppm) although most samples contain more modest values.

At this early stage of exploration, ≤1m outcropping veins and drill hole intercepts indicate that the veins can be continuous for >100m along strike and 250m down dip.  More drilling is required to assess further continuity.  Lesser veins also occur to form vein zones.  These veins are banded and exhibit relict open-space-fill dog-tooth textures.  These textures are now diffuse suggesting that there has been minor recrystallization.  Veins are interpreted to have formed in the transition between mesothermal and epithermal settings.

Veins occur primarily in a ±150m wide, subvertical diorite ‘dike’ that is interpreted to be part of the Hartman intrusive suite.  The dike intrudes Jurassic to Cretaceous Kahiltna Terrane sedimentary rocks consisting of shale, phyllite, siltstone, and minor conglomerate and carbonate.  The sedimentary host rocks have undergone multiple stages of deformation prior to intrusion, with the principle deformation being a fold-thrust style.  The host intrusive rocks are late Cretaceous age (~70 m.y.) diorite to quartz monzonite.  This intrusive age and composition is the same as that for other intrusive-related gold deposits in Alaska.

Reconnaissance sampling and mapping has identified three other areas on the property with anomalous gold in rock, soil, and stream sediment samples.  Two areas probably consist of more bonanza veins.  The third area is unusual.  It is a large (tectonic) breccia zone in which breccia fragments are set in a matrix of tan carbonate.  Samples of this material contain up to 5 g/t Au, but it is unclear whether the gold lies in the matrix or in the breccia fragments.

ITH proposes to: 1) explore the property with more drill holes to better define the strike and dip extent of known veins; 2) evaluate the three other, newly discovered anomalous areas; and 3) expand the areas of reconnaissance prospecting and sampling.  Some work has already been done to evaluate the structural architecture of this area, but more structural evaluation is appropriate.

2.0

Introduction and Terms of Reference

2.1

Introduction

Mineral Resource Services Inc. (MRS) was requested by International Tower Hill Mines Incorporated (ITH) to review the Terra gold project in the Hartman mining district of south central Alaska and provide them with a project technical report that is compliant with Canadian National Instrument 43-101.  This report summarizes information provided to MRS by ITH and Anglo Gold Ashanti (U.S.) Exploration Inc. (AGA) the title holder to the property.  In addition, the information in this report relies on personal observations made in the course of a field visit, and on general geologic information available to the public through peer review journals as well as publications by the U.S. Geological Survey and agencies of the State of Alaska.

2.2

Terms of Reference

Dr. Paul Klipfel of Mineral Resource Services Inc., of Reno, Nevada, was commissioned by ITH to prepare the following report for submission to the Toronto Stock Exchange (TSX) in support of public financing.  Dr. Klipfel is an independent consultant and is a Qualified Person (QP) for the purposes of this report.

2.3

Purpose of Report

The purpose of this report is to provide an independent evaluation of the Terra project, the exploration and discovery potential in that area, past exploration, its relevance and adequacy to assess the mineralization potential of the area, and provide recommendations for future work.  This report conforms to the guidelines set out by the Canadian National Instrument 43-101.

2.4

Sources of Information

Information for this report was provided by ITH as passed to them by AGA and constituted the data produced to date by AGA in the course of exploring the property.  In addition, the author spent one day on the site reviewing core, examining outcrop, viewing the area from the air, and discussing the project with the on-site geological staff.

2.5

Field Examination

The author of this report visited the property on Wednesday, June 14, 2006 to examine the site with Mr Jeff Pontius, President of ITH and former Exploration Manager North America for AGA following data review on June 6-7, 2006 in AGA’s the Denver office.  The field visit included review of the physiographic, geologic and tectonic setting of the property, drill hole collar locations, as well as detailed examination of outcrop and sampling of the key veins.  Drill core was examined on site and at the core storage facility in Fairbanks, Alaska on Friday, June 16, 2006.

3.0

Reliance on Other Experts

In the preparation of this report, the author has relied upon public and private information provided by ITH and AGA regarding the property.  It is assumed and believed that the information provided and relied upon for preparation of this report is accurate and that interpretations and opinions expressed in them are reasonable.

The author has not reviewed the location of claim boundaries or identification posts nor collected duplicate samples of core material.  Four samples of vein material were collected in the field and are described later in this report.

4.0

Property Description and Location

4.1

Area and Location

The Terra project is located approximately 212 km west-northwest of Anchorage in the western portion of the Alaska Range at approximately 61o47’N, 153o41’W (Figure 1).  The property is situated in the Hartman mining district and consists of 172 contiguous State of Alaska mining claims held 100% by AGA.  These claims surround five other State of Alaska mining claims known as Fish Creek 1-5 held by Mr. Ben Porterfield with whom AGA has a lease agreement described below (Figure 2).  Collectively, the 177 claims cover approximately 28,320 acres (11,441 ha).

The key area of interest consists of a series of northwest-trending, gold-bearing veins along the west center portion of the claim block (Figures 2 and 6).  Other areas of interest include South Terra (2-5 km south of Terra veins), Breece’s, (2-4 km east of Terra veins) and north Fish Creek (2-3 km northwest of Terra veins).  These other areas are the site of soil, stream sediment, and rock sample anomalies and are described in more detail in Section 9.

4.2

Claims and Agreements

The Terra Property is currently being explored by ITH under an option earn-in joint venture with AGA and through a lease agreement between AGA and  Mr. Ben Porterfield.  ITH has the right to earn a 60% interest in the property by incurring aggregate exploration expenditures of USD 3.0 million within four years, of which ITH commits to incur minimum exploration expenditures of US$ 500,000 in 2006 and of US$ 750,000 in 2007.  When ITH has earned its 60% interest in the Terra property, AGA will have the right to re-acquire a 20% interest (for an aggregate 60% interest) and become manager of the joint venture by incurring a further US$ 4.0 million in exploration expenditures over a further two years.  In either case, AGA and ITH will be required to contribute its pro rata share of further expenditures or be diluted. A party that is diluted to 10% or less will have its interest converted to a 2% net smelter return royalty.

The lease agreement between AGA and Mr Ben Porterfield stipulates a 3% NSR when the price of gold is ≤ US$450/ounce and 4% NSR for gold when it is at a price >US$450/ounce.  1% of the NSR right is purchasable for US$1.0 million and an additional 1% purchasable for US$3.0 million.  Annual minimum payments to the Lessor begin at US$25,000 and increase by US$25,000 each year (with a cap of US$125,000).

Claims have been staked using GPS positioning for placement of corner stakes.  The claims have not been surveyed.

4.3

Environmental Requirements

Project activities are required to operate within all normal Federal, State, and local environmental rules and regulations.  This includes proper and environmentally conscientious protection of operational areas against spills, capture and disposal of any hazardous materials including aviation fuel, etc., reclamation of disturbed ground, and removal of all refuse.

Total disturbance associated with this project will be minimal due to the steep terrain and use of helicopter-accessed, timbered platforms for drill sites.  Drill sites will be reclaimed after completion of exploration. Camp-related disturbance is minimal and restricted to the un-vegetated gravel fan of the tributary stream.  The site will be reclaimed at project completion.

There are no known existing environmental liabilities.

4.4

Permits

Operations which cause surface disturbance such as drilling are subject to approval and receipt of a permit from the Department of Natural Resources.  AGA has been permitted for past operation and is currently permitted for all planned operations under Terra Project #53001 permit.  Annual Reclamation Statement for the 2005 Terra drilling operations was submitted on 12/20/05.

There are no known issues concerning water beyond normal operational obligations.  These fall under operating permits issued by the Office of Habitat Management and Permitting (OHMP).

There are no known native rights issues concerning the project area.

5.0

Accessibility, Climate, Local Resources, Infrastructure and Physiography

5.1

Access

The Terra project is located in the mountainous headwaters of the Hartman River in the Alaska Range, south-central Alaska.  The property lies approximately 212 km west-northwest of Anchorage (Figures 1 and 3) and is accessible via helicopter or fixed-wing aircraft.  A ~600 m gravel airstrip on-site allows access for light aircraft.  The steep topography of the area requires use of helicopters for daily access to mapping locations and drill sites (Figure 3).

5.2

Climate

The climate in this part of the Alaska Range varies from mild and temperate in the summer to cold and inclement in the winter.  Rain and occasional snow can occur in the summer months.  Winter snow accumulations generally melt sufficiently by late May to early June to allow summer field work to begin then.  The field season is from late May through late September or early October.

5.3

Local Resources

The project is serviced from Anchorage, Alaska’s largest city (population 260,000).  Helicopters and fixed wing aircraft are plentiful in this area.  All supplies necessary for the project can be obtained in Anchorage and are then flown to the project camp.

The camp currently consists of facilities, quarters, and work space for approximately 15 people.

5.4

Infrastructure and Physiography

The project is situated in a rugged mountainous area with steep glaciated slopes (Figure 3).  The camp lies in the main glacial valley of Fish Creek at an elevation of approximately 2700 feet (~800m).  Areas under investigation lie at various elevations with the host ridge rising to approximately 5200 feet (1575 m).  Other mountains in the vicinity rise to heights between 6000 and 8000 feet (1800-2424m).  The highest mountain in the region is Mt. Hesperus, elevation 9828 feet (2978m), approximately 12 miles west of the project area.

The area is drained towards the north and northeast by Fish Creek, a tributary of the Hartman River.  Fish Creek is fed by glacial melt water with the terminus of a retreating unnamed glacier lying 1.25 mile upstream from the project camp.

Vegetation is sparse, consisting of minor willow and alder shrubs in the main valley, and alpine grasses, moss, and lichen that thrive on the steep rocky slopes.  Wildlife in the area includes Dall sheep, bears, and smaller animals.  None were seen in the course of the site visit.

6.0

History

Early geologic investigations of the Terra region include work by Brooks (1911), Capps (1935), and Reed and Lanphere (1969, 1972, 1973).  The latter work reported gold anomalies in stream sediments from the upper drainages of the Hartman River.  In the mid to late 1980’s, Cominco and Anaconda began mineral exploration to the east and north, respectively.  The U.S.Geological Survey conducted a regional stream sediment sampling program in 1988 and 1989 (Allen 1990) which revealed several gold anomalies in the Fish Creek drainage on the Terra project site.

In 1997, Kennecott Exploration began reconnaissance sampling around Cretaceous intrusions in the region and among other areas, focused their work in the Hartman-Fish Creek drainages.  In 1998, visible gold was discovered in outcropping Terra veins.  Kennecott staked claims over the veins, but with industry-wide “rationalizations” in 1999 and 2000, Kennecott abandoned exploration in the Fish Creek area.  At the request of Mr. B. Porterfield (formerly a Kennecott geologist), Kennecott transferred their claims to him in 2000.

AGA reviewed the project initially in 2001 and again in 2004.  At that time, AGA optioned the Porterfield claims, staked ~6000 hectares of additional claims, and completed an initial soil and rock prospecting survey.  In 2005, AGA collected local and regional reconnaissance soil, rock, and stream sediment samples, and drilled 12 diamond drill holes totaling 1560 meters in the main area of the Terra vein zone.  Of these, 10 holes intersected zones of gold mineralization in excess of 8 g/t and 5 intersected intervals in excess of 20 g/t Au.  These intercepts can be correlated with surface exposures of veins.

AGA surface geochemical sampling in 2004 and 2005 identified three other areas with anomalous gold mineralization: South Terra, North Fish Creek, and Breese’s.  These areas are discussed further in Section 9 on mineralization.

During the 2004 and 2005 field seasons, 1108 soil, rock, and stream sediment samples were collected in the Terra region.  Three new areas with anomalous gold were discovered.  These include: South Terra, North Fish Creek, and Breece’s.  These areas are described later in sections 7, 9, and 10.

7.0

Geological Setting

7.1

Regional Geologic Setting

The Terra property lies within an extensive belt of Jurassic to Cretaceous sedimentary rocks (Jones et. al 1984) known as the Kahiltna Terrane (Figure 4).  These rocks consist of phyllite, shale, phyllite, greywacke, and siltstone, along with minor conglomerate, chert, carbonate and tuff.  This suite of rocks is believed to have been deposited within a basin that existed along the southern margin of Alaska.  During Cretaceous time, the exotic Wrangellia Terrane was accreted to continental Alaska pinching the basin between the continent and the accreting terrane.  In addition, during this same period, many of Alaska’s terranes began undergoing a period of counterclockwise rotation as part of the development of the dextral Denali and Tintina Fault systems, to form the present-day broad physiographic arc of central and southern Alaska (Plafker and Berg, 1994, Goldfarb, 1997).  Kahiltna Terrane sedimentary rocks have undergone fold-thrust deformation as a result of both accretion and rotation.

In mid to late Cretaceous time (~70m.y.), rocks of the Kahiltna and other terranes were intruded by granitic plutons, stocks, dikes and sills with a range of compositions (Figure 5).  In the vicinity of the Terra property, these intrusions form the Hartman plutonic sequence (quartz-monzonite to diorite) and the younger Tired Pup pluton (quartz monzonite to granite) (Reed and Lanphere, 1973).  Elsewhere in Alaska, granitic rocks of this age are noted for their associated gold mineralization (McCoy, et al., 1997).

The structural history of this region is poorly understood but is dominated by fold-thrust deformation that produced northwestward directed (southeast-dipping) thrust and fold structures (Figure 3).  There is also evidence of southeast-verging structures possibly representing an overprinted fold-thrust stage of deformation.  Northeast-trending topographic features such as the Fish Creek valley are likely to be the site of faults related to the dextral Denali Fault system (Figure 4).

7.2 Local Geology

The principal veins of the Terra property are situated on the west flank of a north-south trending ridge composed primarily of carbonaceous shale and phyllite (Figure 5).  Based on initial mapping, beds dip mainly to the southeast, consistent with the regional structural trend.  Local deviations from this orientation indicate fold and fault patterns which, at this early stage of work, are unresolved.  The face of the high ridge across the valley to the west reveals a large truncated recumbent fold typical of large-scale fold thrust deformation.  Similar features may exist in the area of the Terra veins.

Diorite of the Hartman suite forms a north-south, slightly east-dipping ‘dike’ on the order of 150m thick and approximately 1.8 km long (Figure 5 and 6).  This dike hosts the majority of the known gold-bearing quartz veins on the Terra property.  To the south, at South Terra, a larger stock is also oriented in a north-south direction and may connect in the subsurface with the dike.  Elsewhere on the property, similar intrusive units appear to follow thrust faults indicating that they were emplaced during or after thrust deformation (Figure 6).  The alkalic to calc-alkaline, I-type composition of these intrusive bodies indicate they originated from a deep magmatic source, presumably mantle sourced rocks and possibly above a subduction zone.  This type of intrusive is known in Alaska for its association with gold mineralization.

Vein mineralization at Terra occurs as steeply to shallow dipping banded quartz veins within the diorite and the immediately surrounding phyllite.  The occurrence of veins within the diorite and generally not in the phyllite is probably due to brittle fracturing of the intrusive host rocks as opposed to more plastic deformation of the surrounding phyllite.

To the east, an impressive breccia zone consists of boulder size breccia fragments in a matrix of fine rock material and brown carbonate (Figure 7).  This is apparently a tectonic breccia along a failed fold-thrust zone with in-fill of hydrothermal carbonate.  Some of the float at the base of the cliff where this feature is exposed is mineralized.

On the north side of Fish Creek Valley, anomalous gold has been identified in surface geochemical samples.

8.0 Deposit Types

The veins at Terra exhibit relict cockade and laminated textures typical of formation in open-spaced sites (Figure 7).  This is typically a characteristic of shallow epithermal veins although some mesothermal veins can exhibit this texture also.  Apparent partial recrystallization has rendered these textures diffuse suggesting that these veins formed at moderately shallow depths within a transition zone between mesothermal and epithermal veins (e.g. ~2-4 km).

The observation that most of the vein material of significance occurs within diorite stocks and dikes, indicates that the dikes behaved brittley, yet the surrounding shale/phyllite country rock behaved plastically and was unable to maintain open space for vein formation.  This set of conditions is consistent with the depth interpretation based on textures.

Regardless of depth considerations, the gold values in these veins distinguish them as part of a high-grade bonanza type vein system.  These can occur as isolated veins or zones of numerous sheeted veins and can host gold over significant vertical intervals although this has yet to be defined at Terra.

9.0 Mineralization

Mineralization at Terra consists of high-grade, 0.1 to 1 meter wide, banded quartz veins that  contain visible gold (Figure 7).  Surface samples contain local very high grade (>3 opt Au) gold.  These veins occur mostly within north-south to north-northeast trending diorite intrusive bodies and locally within the surrounding phyllite country rock.  Veins within the diorite mostly trend northwest and generally dip steeply, although portions of the Fish Creek vein(s) dip shallowly.  Currrently known veins occur in three zones, Ben zone, SD zone, and Fish Creek zone where they are observed in outcrop, but due to extensive talus slope coverage, can only be traced for lengths of 30-50 meters.  However, each of these has been drilled and show subsurface continuity of at least 100 meters along strike and 250 meters down dip.

The veins consist of alternating dark and light colored quartz bands with relict dog-tooth quartz texture which is more diffuse than the original primary texture probably because of partial recrystallization  (Figure 7).  Some banding in veins appears to be due to inclusion of wall rock material.  The variety of vein characteristics suggests that veins are multi-stage and produced at different times.  Only some veins host gold.

The Terra veins are banded like those in many low sulfidation type deposits, but also exhibit characteristics of mesothermal veins (Figure 7).  In addition to native gold, other minerals identified in the veins include arsenopyrite, pyrite, stibnite, pyrrhotite, sphalerite, and chalcopyrite as well as traces of Sb-Pb-Cu sulfosalts.

Alteration appears to be weak visually, but in thin section, pervasive carbonate alteration is evident (AGA in-house memorandum).  Alteration envelopes around veins are minimal but show a gradation from silica-rich near the veins to sericite-rich further away.  The selvages may also contain up to 10% pyrite and arsenopyrite.  However, where present, they rarely extend more than 10 cm from the veins.

Using the available geochemical assays from drill core, gold shows a strong correlation with Ag and As.

Anomalous gold in float at Breece’s (Figure 5 and 7) appears to be associated with flooding of a tectonic breccia by carbonate-rich fluids.  This is an unusual style of mineralization and needs to be evaluated further.  Geochemical anomalies in the South Terra areas suggest the possible presence of more veins.  Elsewhere in the region, and to the northeast, others are exploring for gold and Au-Cu porphyry style mineralization.

10.0

Exploration

10.1

Current Exploration

ITH has conducted no exploration to date.  All past exploration was done by those reported in the history section.  ITH plans to undertake exploration upon receipt of funds generated through public sale of equity shares.

10.2

Past Exploration

During the 2005 field season, AGA collected 269 soil, 441 rock, and 23 stream sediment samples, conducted reconnaissance mapping, a structural evaluation, and drilled 1560 meters of HQ diamond drill core in 12 holes from 5 drill pads.  In the area of the Terra veins, rock and soil samples define areas around and downslope from known veins indicating that these veins produce traceable anomalies (Figure 8).  Of the 269 soil samples, 15% contain more than 1 g/t Au.  And the highest value is 17.55 g/t Au.

Reconnaissance rock, soil, and stream sediment sampling throughout the property has identified three other areas with gold mineralization; South Terra, Breece’s, and North Fish Creek (Figure 5 and 9).  At South Terra, gold in rock samples of veins indicates that there are more gold-bearing veins in diorite of that area.  At Breece’s, up to 5 g/t Au occurs in breccia with carbonate matrix.  The nature of this mineralization is not clear at this stage of work and the area is deserving of follow-up work.  Anomalous rock samples of vein material along ridge lines in the North Fish Creek area indicate that gold mineralization occurs to the north of Fish Creek (Figure 9).  This area also needs to be explored further to develop targets.

Rock chip samples of Terra vein outcrops contain high-grade (>1 opt Au) to very high grade (>3 opt Au) gold.  For example, of the 441 rock samples collected, 42 contain more than 10 g/t Au, 22 contain more than 100 g/t Au and the highest grade sample contains 619 g/t Au.

11.0

Drilling

11.1

Current Drilling

ITH has not drilled any holes on the Terra property.  It is seeking public and private funding in order to conduct exploration, including drilling of vein targets identified by AGA on the Terra property.

11.2

Past Drilling

Drilling to date consists of 1560 m of angled HQ diuamond drill core in 12 holes drilled in 2005 by AGA to test the strike and dip continuity of mineralization from outcropping veins.  Mineralized veins were intersected at the Fish Creek and Ben zones.   These holes intersected the veins at depth and along strike confirming the strike and dip extent of the principle vein and continuity of gold mineralization.  Other smaller veins with gold mineralization were also intersected.  Drill holes in the SD zone surprisingly did not intersect veins indicating the existence of fault complexities which need to be resolved.  Highlights of this drill program are tabulated in Table 1.

The drilling was conducted by Layne Christiansen Company and was done using a LF70 core drill.

TABLE 1

Significant Drill Intercepts – 2005 Drilling

Hole ID	Depth (m)	From (m)	To (m)	Grade	Thickness (m)	Comments
TR-05-01	90.8	7.47	8.53	136.79	1.06	Ben Zone-A vein
		31.09	31.7	1.11	0.61	“
		40.23	41.15	2.95	0.92	“
TR-05-02	50.6	12.04	13.87	4.66	1.83	Ben Zone-A vein
		20.42	20.73	13.9	0.31	“
		21.49	21.95	2.66	0.46	“
TR-05-03	52.7	31.85	32.67	21.88	0.82	Ben Zone-A vein
		47.55	49.07	1.65	1.52	“
TR-05-04	144.5	65.23	66.75	1.2	1.52	Zone of narrow qtz veins
		73.76	74.37	2.56	0.61	“
		76.20	77.42	2.85	1.22	“
		110.34	111.25	10.06	0.91	HW veins above Ben Zone
		114.30	114.67	5.53	0.37	Ben Zone-A vein
TR-05-07	203.9	61.42	61.72	128.5	0.3	Fish Creek-A vein
		86.72	87.60	4.09	0.88	“
		105.61	106.01	16.95	0.4	“
		120.49	121.25	11.15	0.76	“
		148.74	149.66	6.93	0.92	“
		162.31	163.22	17.49	0.91	“
TR-05-08	200.9	34.29	34.75	74.1	0.46	Fish Creek-B vein
		65.07	66.14	1.02	1.07	Fish Creek vein zone
		86.56	87.17	2.4	0.61	“
		96.00	99.36	13.06	3.36	“
		103.78	104.15	37.7	0.37	“
Table 1 (cont.)
Hole ID	Depth (m)	From (m)	To (m)	Grade	Thickness (m)	Comments
		118.6	119.3	8.4	0.7	“
TR-05-09	152.4	16.76	17.07	7.07	0.31	“
		27.58	28.35	1.9	0.77	“
		35.75	40.39	13.45	4.64	Fish Creek-B vein
		44.2	47.67	1.6	3.47	Fish Creek sporadic vein zone
		49.07	52.12	2.18	3.05	“
		89.61	90.22	4.42	0.61	Fish Creek-A vein
		91.74	94.49	2.24	2.75	Fish Creek vein zone
		117.7	120.4	2.84	2.75	“
		149.8	151	7.3	1.22	“
TR-05-10	140.8	30.48	31.09	4.79	0.61	“
		42.06	43.59	5.12	1.53	“
		48.92	49.23	2.56	0.31	“
		102.7	103.8	2.7	1.03	Fish Creek-A vein
		111.9	112.3	3.36	0.46	Fish Creek vein zone
		122.5	124.1	2.59	1.52	“
		131.1	131.4	8.98	0.31	“
TR-05-11	128	33.07	33.53	5.71	0.46	“
		48.98	49.9	1.79	0.92	“
		90.53	91.44	9.71	0.91	“
		105.8	111	9.83	5.18	“
TR-05-12	199.3	47.12	47.7	2.61	0.58	“
		102.9	104.1	4.41	1.22	“
		190.2	193.2	8.6	3.04	“

Note:  boxes shaded yellow are intercepts that are >8 g/t Au.  Red boxes highlight intercepts ≥20 g/t Au.

12.0

Sampling Method and Approach

12.1

Current Sampling

ITH has not performed any sampling on the Terra property.  It is seeking public and private funding in order to conduct exploration, including sampling in order to better define known areas of mineralization and identify new areas of mineralization likely to be present.

12.2

Past Sampling

All soil, stream sediment, rock, and drill samples were collected according to AGA in-house sampling protocols for geochemical sampling.  The author has reviewed these as well as AGA security procedures and has verified that they meet or exceed standard industry practices.  The author did not collect any soil samples for verification purposes.

Core material was collected at the drill site and placed in core boxes under the supervision of an experienced geologist.  It was logged for rock type, alteration, structure, and with detailed descriptions.  The author has examined the core logs from 10 of the holes and core from several of the holes and can verify the reliability of the logging.  Core was sawed in half and one half sent for analysis.  The other half is kept at AGA’s core storage facility in Fairbanks and was examined in the course of the site visit..

All AGA geochemical samples were secured and shipped to Fairbanks according to AGA protocols for sample preparation (drying, crushing, sieving, and pulverizing) at Alaska Assay Laboratories Inc.  Sample splits (300-500g for rock material; -80 mesh for soil samples) were then sent to ALS Chemex in Vancouver for analysis.  Analytical methods used were standard 30g fire assay with AA finish and multi-element ICP-MS.  These are standard analytical packages for the exploration industry and are performed to a high standard.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  ALS Chemex is accredited by the Standards Council of Canada, NATA (Australia) and is an ISO 17025 accredited company.

13.0

Sample Preparation, Analyses and Security

13.1

Current Procedures

ITH has not completed any sampling to date, but plans to adopt AGA’s current geochemical standard operating procedures.  Furthermore, ITH staff are familiar with and will adopt normal and usual industry practices concerning sample security, procedure and analytical quality assurance and quality control.

13.2

Past Procedures

Soil and drill samples obtained in 2005 were subject to AGA’s in-house methodology and Quality Assurance Quality Control (QAQC) protocols.  Samples were prepared by Alaska Assay Laboratioies, Inc. and analyzed by ALS Chemex by means of their standard 30g fire assay with normal AA finish or gravimetric finish for higher grade samples and multi-element ICP-MS.

In general, all sampling campaigns were subject to insertion of blanks approximately every 25 samples, standards every 25 samples, as well duplicate samples from pulp splits and coarse reject splits, sample repeats approximately every 20 samples.  Results of AGA’s QAQC program have been reviewed by the author.  In the course of the program, there was an out of range error rate in the blanks and standards of ~3%.  Each case was examined closely and surrounding samples reanalyzed. Overall, AGA has been conscientious in their QAQC program and the author concludes that sampling and analytical work is accurate and reliable.

14.0

Data Verification

Field and drill core observations made by the author during the site visit are consistent with the style of mineralization and alteration reported in the material provided by AGA.  Outcrop exposures and slope talus were examined and found to be consistent with existing geological maps.

As a check, four samples of vein material were collected (3 outcrop, 1 float) (Figure 7).  These samples were crushed, split, pulverized and assayed with a 50 g fire-assay AA and gravimetric finish method by ALS Chemex in Reno, Nevada.  The samples contain high grade gold values (e.g. 960 g/t Au;  Table 2) and are consistent with the findings of the AGA exploration program.

The author has not verified all sample types (soil, stream sediment) or material reported.  To the best of the author’s knowledge, AGA has been diligent in their sampling procedures and efforts to maintain accurate and reliable results.

TABLE 2

CHECK SAMPLES COLLECTED BY THE AUTHOR

Sample ID	Assay (ppm)	Comments
T1	960	Channel sample across vein – Ben zone
T2	17.5	Chip across vein – SD zone
T3	260	Chip across vein – SD zone
T4	15.6	Select grab of float among talus- source unknown

15.0

Adjacent Properties

There are no known adjacent properties, but Kennecott is reportedly exploring (drilling?) the region approximately 60 km to the northeast at the Rainy Pass-Mt Estelle Cu-Au porphyry project.

16.0

Mineral Processing and Metallurgical Testing

ITH has not undertaken any mineral processing or metallurgical tests.  However, AGA has undertaken an initial gold characterization study prepared by SGS Mineral Services, Lakefield, Ontario.  Two composite samples were crushed to liberate gold for examination.  Gold fineness clusters in two groups ranging from 450-560 and 630-780.  Other secondary findings include good liberation of free gold and >80% recovery on a single small, 48 hour cyanidation test.  This information is based on a small sample set but provides some initial information.

17.0

Mineral Resource and Mineral Reserve Estimates

Neither ITH or AGA have conducted any resource or reserve estimation.

18.0

Other Relevant Data and Information

No additional information or explanation is known by the author to be necessary to make the technical report understandable and not misleading.

19.0

Interpretation and Conclusions

The Terra property is situated in a relatively under-explored part of Alaska.  High-grade bonanza gold veins have been discovered in spatial association with intrusive rocks similar in age and composition to those that host other intrusion-related gold deposits of Alaska.  Drill evaluation of these veins indicates strike and dip continuity of the vein and gold content over distances up to 100 m and 250 m respectively.  Samples of these veins contain high grade gold up to several hundred ppm (960 ppm [>30 opt Au] in the author’s check sample).  Other smaller veins with lower gold content (~1-3 g/t) were intersected in drill holes also.

Three other areas have been identified with reconnaissance sampling and surface review.  Samples of veins (North Fish Creek and South Terra) or breccia (Breece’s) all contain gold mineralization and suggest that there is opportunity for additional new discoveries.

The author concludes from the observations and work completed to date that Terra is the site of bonanza gold vein mineralization and possible other styles of mineralization (Breece’s).  For this reason, the author believes that ITH is acting appropriately in its evaluation of this area.

20.0

Recommendations

20.1

Recommended Exploration Program

Exploration of the Terra property is at a relatively early stage with identification of bonanza veins and demonstration of continuity within the limits of first stage step out drilling along strike and down dip.  ITH is planning to conduct a detailed geologic evaluation of the Terra property and drill ~1500m in 2006.  Their 2007 program includes additional follow-up drilling of existing and new targets.

It is recommended that ITH undertake its proposed exploration of the Terra property.  The work program should include drilling, sampling, mapping, and structural analysis.  The aim of exploration should be to 1) test the extent of known vein mineralization through drilling, mapping, and structural analysis; and 2) characterize and explore newly discovered anomalous areas; 3) continue to conduct reconnaissance mapping, sampling, and prospecting throughout the property.

Structural analysis of the region will likely play a key role in understanding the vein-intrusive-host rock relations and developing a predictive model for identifying the location and orientation of veins.  Structural elements derived from fold-thrust deformation will likely produce the primary architecture.  Overprinted features of subsequent deformation are likely to control the location of intrusions and the veins they host.

Prospecting, mapping, and sampling, should attempt to locate the source of anomalous samples characterize that mineralization, particularly in the Breece’s anomaly area.  This may be technically difficult as the country is steep and mountainous.

20.2

Budget  for 2006 - 2007

ITH has proposed the following budget to accomplish their desired work program for 2006 and 2007 (Table 3).  The author recommends implementation of this program as it will accomplish ITH’s initial goal of advancing the ‘step-out’ understanding of the veins.  In addition, the author agrees that the budget is commensurate with the work program and adequate to complete this stage of exploration successfully.

TABLE 3

2006-2007 EXPLORATION BUDGET

Expenditure	2006 $ (000)	2007 $ (000)	Comments
Land	43	70	Claim and lease fees
Geological and Contract Services	130	140	Contract/consulting fees
Drilling	260	450	Drilling, supplies, preparation, hole abandonment
Geochemistry	50	50	Rock, soil, drill core and cuttings, prep and assay
Geophysics	-	70	Possible magnetic survey
Admin and Operations*	267	220	Camp, air support, office, salaries, travel, reporting
TOTAL	750	1,000

21.0

References

Allen, M.S., 1990, Gold anomalies and newly identified old occurrences in the Lime Hills quadrangle, Alaska, and their association with the Hartman sequence plutons: in Goldfarb RJ, Nash JT, Stoesser JW (eds.): U.S. Geological Survey Bulletin 1950, p. F1-F16.

Brooks, A.H., 1911, The Mount McKinley region, Alaska, with descriptions of the igneous rocks and of the Bonnefield and Kantishna districts: in Prindle LM (ed.), U.S. Geological Survey Professional Paper 70, 234 p.

Capps, S.R., 1935 The southern Alaska Range: U.S. Geological Survey Bulletin 862, 101 p.

Goldfarb, R.J., 1997, Metallogenic evolution of Alaska, in Mineral Deposits of Alaska, Goldfarb, R.J., and Miller, L.D. ed.  Economic Geology Monograph 9, p. 4-34.

Jones, D.L., Silberling NJ, Coney, P.J., Plafker, G., 1984, Lithotectonic terrane map of Alaska west of the 141st meridian: in Silberling NJ, Jones DL (eds.), Lithotectonic terrane maps of the North American Cordillera: U.S. Geological Survey Open-File Report 84-523, p. A1-A12.

Lanphere, M.A., and Reed, B.L., 1985, The McKinley sequence of granitic rocks-A key element in the accretionary history of southern Alaska: Journal of Geophysical Research, v. 90, p. 11413-11430.

McCoy, D., Newberry, R.J., Layer, P., Cimarchi, J.J., Baccke, A., Masterman, J.S., and Minehane, D.L., 1997, Plutonic-related gold deposits of interior Alaska, in Mineral Deposits of Alaska, Goldfarb, R., and Miller, L., eds., Economic Geology, Monograph 9, pp. 191-241.

Plafker, G. and Berg, H.C., 1994, Overview of the geology and tectonic evolution of Alaska: in Plafker G, Berg HC (eds.), The Geology of Alaska, Geological Society of America, v. G-1, p. 989-1021.

Reed, B.L. and Lanphere, M.A., 1969, Age and chemistry of Mesozoic and Tertiary plutonic rocks in south-central Alaska: Geological Society of America Bulletin, v. 80, p. 23-44.

Reed, B.L. and Lanphere, M.A., 1972, Generalized geologic map of the Alaska-Aleutian Range batholith showing potassium-argon ages of plutonic rocks: U.S. Geological Survey Miscellaneous Field Studies Map MF-372, 2 sheets.

Reed, B.L. and Lanphere, M.A., 1973, Alaska-Aleutian batholith-Geochronology, chemistry, and relation to circum-Pacific plutonism: Geological Society of America Bulletin, v. 84, p. 2583-2610.

22.0

Illustrations

Arctic Ocean
Prudhoe Bay
Alaska
Yukon
ALASKA
U.S.A
Fairbanks
Dawson City
CANADA
Terra Property
Anchorage
Whitehorse
Bering Sea
Gulf of Alaska
500 km
400 miles
Fairbanks
Pipeline
Road
2
Tanana
River
Alaska
Yukon
Kantishna
Paxon
Tok
3
Terra Property
McCarthy
Anchorage
Whittier
250 km
200 miles
INTERNATIONAL TOWER HILL MINES INC.
Alaska, USA
Terra Property

Figure 1.  Location map showing the location of the Terra project.

FISH
TX-31 TX-32 TX-33 TX-34 TX-35 TX-36 TX-37
TX-38 TX-39 TX-40 TX-41 TX-42 TX-43 TX-44
TX-45 TX-46 TX-47 TX-48 TX-49 TX-50 TX-51 TR-150 TR-151 TR-152 TR-153 TR-154 TR-155 TR-156
TX-52 TX-53 TX-54 TX-55 TX-56 TX-57 TX-58 TR-157 TR-158 TR-159 TR-160 TR-161 TR-162 TR-163
TX-59 TX-60 TX-61 TX-62 TX-63 TX-64 TX 29 TX 28 TX-76 TR-164 TR-165 TR-166 TR-167 TR-168
TX-65 TX-66 TX-67 TX-68 TX-69 TX 06 TX 11 TX-77 TX-78 TX-79 TX-80 TX-81 TX-82 TR-169
TX-70 TX-71 TX-72 TX 30 TX 12 TX-83 TX-84 TX-85 TX-86 TX-87 TX-88 TR-170
FISH CREEK 1
TX-73 TX-74 TX-75 TX 01 TX 13 TX 19 TX-89 TX-90 TX-91 TX-92 TX-93 TR-171
FISH CREEK 2
FISH CREEK 3
TX 02 TX 14 TX 20 TX 23 TX-94 TX-95 TX-96 TX-97 TR-172
TX 03 TX 07 TX 15 TX 21 TX 24 TX-98 TX-99 TX-100 TX-101
TX 04 TX 08 TX 16 TX 22 TX 25 TX-102 TX-103 TX-104 TX-105
TX 05 TX 09 TX 17 TX 26 TX-106 TX-107 TX-108 TX-109
FISH CREEK 4
TX 10 TX 18 TX 27 TX-110 TX-111 TX-112 TX-113
FISH CREEK 5
TX-114 TX-115 TX-116 TX-117 TX-118 TX-119 TX-120 TX-121
TX-122 TX-123 TX-124 TX-125 TX-126 TX-127 TX-128 TX-129
TX-130 TX-131 TX-132 TX-133 TX-134 TX-135 TX-136 TX-137
TR-142 TR-143 TR-144 TR-145 TX-138 TX-139 TX-140 TX-141
TR-146 TR-147 TR-148 TR-149
N
0 1.5 3
kilometers
HARTMAN

Figure 2.  Location map showing the outline of the Terra claim block, the individual claims and the claim names.  The claims under lease from Ben Porterfield are also shown and labeled as Fish Creek 1-5.

Figure 3.  Photos of the Terra Project setting.  A)  View of the Terra Property from the east.  The idge that hosts the Terra veins is indicated with a red arrow.  B) Aerial view of the Terra camp in Fish Creek Valley looking southwest.  C) View northeast of the landing strip at the Terra camp.   D)  Aerial view to the southeast of the Terra ridgeline with veins.  The drill/landing pad shown in E is identified with a red arrow.  Magenta line in photo is outcrop of SD zone veins.  E) Helicopter at SD timbered drill pad.  F)  Aerial view looking ~east to the ridge east of Breece’s.  Tight folds (yellow) and faults (red) demonstrate fold-thrust patterning characteristic of this area and the Kahiltna Terrane.  G).  View looking uphill along the SD main vein.  The author’s T3 sample contains 260 g/t Au and is from the vein in the foreground of this photo.  Sample T2 is from this line of vein but up the hill out of view.  All photos by the author.

Figure 4.  Terrane map showing the location of Alaskan geologic terranes including the Kahiltna Terrane (KH) which hosts the Terra prospect and the location of the Terra property (red star).  The heavy black line to the north of the Terra property is the Denali Fault.  Splays and parallel lesser faults probably underlie Fish Creek valley immediately north of the Terra veins.  After Goldfarb, 1997.

Figure 5.  Regional geology of the Terra region showing the Kahiltna terrane (blue), and Hartman and Tired Pup plutonic suites (red).  Red star indicates the location of the Terra veins.  The north-south ridge is the one seen in Figure 3a.  Fine lines form 1 km UTM grid.

A.

B.

Figure 6.  Local geology and location map showing: A) target areas, diorite (red), sedimentary rocks (blue),  and cover (pale green).  B)  Vein zones in the Terra vein area.

Figure 7.  Photos of geologic features of the Terra Property.  A) Gold-bearing quartz vein showing banding typical of high grade veins.  B) Photomicrograph showing relict dog-tooth quartz texture  C) Example of peripheral veins with lower grade gold content (e.g. 1-3 g/t Au).  Note the very narrow alteration envelope around the margin of the vein.  D) Visible gold along a zone within a banded quartz vein.  Arrows indicate location of some of the grains. E) Exposed portion of the Ben vein.  The author’s check sample (960 g/t Au) was collected across the vein in the foreground. F) Examples of Breece’s breccia talus.  Note quartz vein and rock fragments set in brown Fe-carbonate matrix.  G) Exposed breccia zone in steep slope at Breece’s as viewed from the helicopter.  The large central clast is about the size of a small utility truck.  All photos except B and D by the author.

Figure 8.  Geochemical sample data for Au, Ag, As, and Cu show broad anomalous values beyond the diorite and also show anomalous values along strike to the south from known diorite (red) and down slope along strike to the north.  Grid lines are 1 mile sections.

Figure 9.  Plots of gold geochemical data for North Fish Creek (top), South Terra (bottom left), and Breece’s areas.

462600 E
462700 E
6848800 N
1300 RL
1200 RL
1100 RL
TR-05-02
TR-05-01
TR-05-12
TR-05-11
Ben's Vein
Diorite
Shale
BAR GRAPHS L/R COL
Au_ppm (ppm) R
ROCK CODES L/R PAT LABEL DESCRIPTION
Geo_Lith1 R
diorite diorite
fault gouge fault
intrusive-mafic mafic dike
overburden overburden
qtz quartz vein
shale shale
ROCK CODES L/R PAT LABEL DESCRIPTION
Geo_Alt1 L
carbonatization-cal CO3
clay clay
oxidation Fe-Ox
phyllic clay
sericitization sericite
ROCK CODES L/R PAT LABEL DESCRIPTION
Geo_Vein1 L
qtz quartz vein
calcite
carbonate
iron-carbonate
iron-oxide
qtz-carbonate
qtz-feldspar

Figure 10. Cross section looking north showing Ben vein and its intercepts in drill holes TR05-01, -02, -11, -12.

MINERAL RESOURCE SERVICES, INC.

CERTIFICATE OF AUTHOR

I, Paul D. Klipfel Ph.D., do hereby certify that:

1. I am President of :
   Mineral Resource Services, Inc.
   4861 Ramcreek Trail
   Reno, NV 89509

2. I have graduated from the following Universities with degrees as follows:

a.	San Francisco State University,	B.A. geology	1978
b.	University of Idaho,	M.S. economic geology	1981
c.	Colorado School of Mines	M.S. mineral economics	1988
d.	Colorado School of Mines	Ph.D. economic geology	1992

3. I am a member in good standing of the following professional associations:
   a. Society of Mining Engineers
   b. Society of Economic Geologists
   c. Geological Society of America
   d. Society for Applied Geology
   e. American Institute of Professional Geologists

4. I have worked as a mineral exploration geologist for 27 years since my graduation from San Francisco State University.

5. I have read the definition of "Qualified person" set out in National Instrument 43-101 and certify that by reason of my education, affiliation with professional associations and past relevant work experience, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

I am responsible for the preparation of all sections of the technical report titled **Summary Report on the Terra Gold Project, Hartman District, Alaska** and dated July 5, 2006 (the "Technical Report") relating to the Terra property. I visited the Terra property on June 14, 2006 for 1 day.

4861 Ramcreek Trail Reno NV 89509 ph: 775 742-2237 fax 775 828-2561 p.klipfel@sbcglobal.net

6. I have not had prior involvement with the property that is the subject of the Technical Report.

7. I am not aware of any material fact or material change with respect to the subject mater of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

8. I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43-101.

9. I have read National Instrument 43-101 and Form 101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, or the Technical Report.

Dated this 5th Day of July, 2005

Paul Klipfel

Signature of Qualified Person

Paul Klipfel

Print name of Qualified Person

MINERAL RESOURCE SERVICES, INC.

CONSENT OF AUTHOR

TO: TSX Venture Exchange

I, Paul D. Klipfel Ph.D., do hereby consent to the filing of the written disclosure of the technical report titled **Summary Report on the Terra Gold Project, Hartman District, Alaska** and dated July 5, 2006 (the "Technical Report") and any extracts from or a summary of the Technical Report in the reporting documents of International Tower Hills Inc. and to the filing of the Technical Report with the securities regulatory authorities referred to above.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the 43-101 of International Tower Hills contains any misrepresentation of the information contained in the Technical Report.

Dated this 20th Day of July, 2006.

Paul Klipfel

Signature of Qualified Person

AMERICAN INSTITUTE OF PROFESSIONAL GEOLOGISTS
CERTIFICATE NUMBER
10821
AIPG
PAUL D. KLIPFEL, Ph. D.
CERTIFIED PROFESSIONAL GEOLOGIST

Paul Klipfel

Print Name of Qualified Person

4861 Ramcreek Trail Reno NV 89509 ph: 775 742-2237 fax 775 828-2561 p.klipfel@sbcglobal.net

Apendix 1 Claim Information